Exhibit 99.77

Roscoe Postle Associates Inc.	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.rpacan.com

CONSENT OF QUALIFIED PERSON

May 12, 2011

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

Re: Lake Shore Gold Corp.

I, Reno Pressacco, M.Sc.(A), P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the Marlhill Project, Hoyle Township, Timmins, Ontario, Canada” (the “Technical Report”) prepared for Lake Shore Gold Corp. and dated March 1, 2011, and extracts from, or the summary of, the Technical Report in the press release of Lake Shore Gold Corp. dated May 2, 2011 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Dated this 12th day of May, 2011

Yours truly,

(Signed) “Reno Pressacco”

Reno Pressacco, M.Sc.(A), P.Geo.
Associate Geologist
Roscoe Postle Associates Inc.
(formerly Scott Wilson RPA)